Exhibit 19.1
Insider Trading Policy

1.Purpose
It is the policy of Mirion Technologies, Inc. (collectively with its subsidiaries, the “Company”) that it will, without exception, comply with all applicable laws and regulations in conducting its business. Each employee and each director of the Company, including its subsidiaries, is expected to abide by this policy. When carrying out Company business, employees and directors must avoid any activity that violates applicable laws or regulations. In order to avoid even an appearance of impropriety, the Company’s directors, officers and certain other employees are subject to pre-approval requirements described below and other limitations on their ability to enter into transactions involving the Company’s securities. The Company’s Board of Directors has approved this Insider Trading Policy, and we have appointed the Chief Legal Officer of the Company as the Compliance Officer (together with his or her designees, the “Compliance Officer”) to administer this policy.
1.Overview: The Use of Inside Information in Connection with Trading in Securities

1.1.General Rule. The U.S. securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. U.S. securities laws give the Company, its officers and directors, and other employees the responsibility to ensure that information about the Company is not used unlawfully in the purchase and sale of securities (such as stocks, bonds, notes, debentures, limited partnership units or other equity or debt securities).

All employees and directors should pay particularly close attention to the laws against trading on “inside” information. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. For example, if an employee or a director of a company knows material inside financial information, that employee or director is prohibited from buying or selling shares in the company until the information has been adequately disclosed to the public. This is because the employee or director knows information that could cause the share price to change, and it would be unfair for the employee or director to have an advantage (knowledge that the share price could change) that the rest of the investing public does not have. In fact, it is more than unfair; it is considered to be fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.

The general rule can be stated as follows: It is a violation of federal securities laws for any person to buy or sell securities if he or she is in possession of material inside information. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Compliance Officer or any other person pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. Material information can be favorable or unfavorable. If it is not clear whether inside information is material, it should be treated as if it was material. While it is not possible to identify all information that would be deemed “material”, the following types of information typically may be considered material:
•Significant changes in key performance indicators of the Company,

•Actual, anticipated or targeted earnings and dividends and other financial information,

Exhibit 19.1
•Financial, sales and other significant internal business forecasts, or a change in previously released estimates,
•Mergers, business acquisitions or dispositions, or the expansion or curtailment of operations,
•Significant changes in the Company’s operations, projections or strategic plans, or significant events affecting the Company’s operations
•Significant data security incidents involving the Company or a significant vendor, including (among other incidents) data breaches, data theft, cyber-security attacks and unauthorized access to the Company’s or such vendor’s computer systems,
•New equity or debt offerings or significant borrowing,
•Changes in debt ratings, or analyst upgrades or downgrades of the Company or one of its securities,
•Significant changes in accounting treatment, write-offs or effective tax rate,
•A change in auditors or notification that the auditor’s reports may no longer be relied upon,
•The gain or loss of a significant supplier,
•Actual or threatened major litigation or significant developments in such litigation,
•Significant governmental investigation or significant actions by regulatory bodies related to the Company,
•Changes in senior management, and
•Stock splits or other corporate actions.

It is inside information if it has not been publicly disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis (e.g., the filing of an 8-K). If it is not clear whether material information has been sufficiently publicized, it should be treated as if it is inside information. Furthermore, it is illegal for any officer, director or other employee in possession of material inside information to provide other people with such information or to recommend that they buy or sell the securities. (This is called “tipping”). In that case, they may both be held liable.

The United States Securities and Exchange Commission (the “SEC”), prosecutors, stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading. A breach of the insider trading laws could expose the insider or anyone who trades on information provided by an insider to criminal fines up to three times the profits earned and imprisonment up to ten years, in addition to civil penalties (up to three times of the profits earned), and injunctive actions.

Inside information does not belong to the individual directors, officers or other employees who may handle it or otherwise become knowledgeable about it. It is an asset of the Company. For any person to use such information for personal benefit or to disclose it to others outside the Company violates the Company’s interests. More particularly, in connection with trading in the Company’s securities, it is a fraud against members of the investing public and against the Company. The mere perception that an employee or director traded with the knowledge of material inside information could harm the reputation of both the Company and that employee or director.

In addition, it is not permitted to donate or make any other transfer of Company securities without consideration when the holder is not permitted to trade.

1.Scope: Who Does the Policy Apply to? The prohibition against trading on inside information applies to directors, officers and all other domestic and international employees of

Exhibit 19.1
the Company, and to other people who gain access to that information. The prohibition also applies to:
a)the spouses, domestic partners and minor children (even if financially independent) of such employees or directors,
b)anyone to whom such employees or directors provide significant financial support,
c)all trusts, family partnerships and other types of entities formed for the benefit of any of the foregoing persons or and over which any of the foregoing persons have the ability to influence or direct investment decisions concerning securities, and
d)all investment funds, trusts, retirement plans, partnerships, corporations and other types of entities over which any of the foregoing persons have the ability to influence or direct investment decisions concerning securities; provided, however, that the Window Group (as defined below) restrictions do not apply to any such entity that engages in the investment of securities in the ordinary course of its business (e.g., an investment fund or partnership) if the entity has established its own insider trading controls and procedures in compliance with applicable securities laws and has provided appropriate representations to the Company regarding same.
Further, the prohibition applies to: 1) any account over which employees, directors and the persons listed in a) and b) above have or share the power, directly or indirectly, to make investment decisions (whether or not such persons have a financial interest in the account) and 2) those accounts established or maintained by such persons with their consent or knowledge and in which such persons have a direct or indirect financial interest.
Because of their access to confidential information on a regular basis, Company policy subjects its directors and certain employees (the “Window Group”) to additional restrictions on trading in Company securities. The restrictions for the Window Group are discussed in Section 4.4.5 below. In addition, directors and certain employees with inside knowledge of material information may be subject to ad hoc restrictions on trading from time to time.
1.Policy

1.1.Other Companies’ Stock. Employees and directors who learn material information about suppliers, customers, or competitors, business partners or any other companies (including, e.g., companies that are acquisition targets) through their work at the Company, should keep it confidential and not buy or sell stock in such companies until the information becomes public. Employees and directors should not give tips about such stock.

1.1.Hedging and Derivatives. Employees and directors are prohibited from engaging in any derivative transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s equity securities. As discussed below, directors and employees are also prohibited from shorting the Company’s stock.

Trading in options or other derivatives is generally highly speculative and very risky. People who buy options are betting that the stock price will move rapidly. For that reason, when a person trades in options in his or her employer’s stock, it will arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly where the trading occurs before a company announcement or major event. It is difficult for an employee or director to prove that he or she did not know about the announcement or event.

Exhibit 19.1

If the SEC or the stock exchanges were to notice active options trading by one or more employees or directors of the Company prior to an announcement, they would investigate. Such an investigation could be embarrassing to the Company (as well as expensive), and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits its employees and directors from trading in options or other securities involving the Company’s stock. This policy does not pertain to employee stock options granted by the Company. Employee stock options cannot be traded.

1.1.Pledging of Securities, Margin Accounts. Pledged securities may be sold by the pledgee without the pledgor’s consent under certain conditions. For example, securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Because such a sale may occur at a time when an employee or a director has material inside information or is otherwise not permitted to trade in Company securities, the Company prohibits employees and directors from pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account.

1.1.General Guidelines. The following guidelines should be followed in order to ensure compliance with applicable antifraud laws and with the Company’s policies:

1.1.1.Nondisclosure. Material inside information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it. No employee or director should discuss material inside information in public places or in common areas on Company property.

1.1.1.Trading in Company Securities. No employee or director may place a purchase or sale order, or recommend that another person place a purchase or sale order in the Company’s securities when he or she has knowledge of material information concerning the Company that has not been disclosed to the public. This includes orders for purchases and sales of stock, convertible securities and other securities (e.g., bonds) and includes increasing or decreasing investment in Company securities through a retirement account. The exercise of employee stock options solely for cash and receipt of shares upon settlement of restricted stock units and similar equity awards by the Company is not subject to this policy. However, stock that was acquired upon exercise of a stock option or settlement of restricted stock units or other equity awards will be treated like any other stock, and may not be sold by an employee or director who is in possession of material inside information. Any employee or director who possesses material inside information should wait until the completion of one full day of trading following the Company’s public release of the information before trading. There is no exception to this policy, even for hardship to the employee or director or based on the use of proceeds (such as making a mortgage payment or for an emergency expenditure). Notwithstanding the foregoing, the trading prohibitions and restrictions set forth in this Policy do not apply to the withholding by the Company or sale by the Company of securities acquired upon vesting or settlement of restricted stock, restricted stock units or performance-based restricted stock units to satisfy tax withholding requirements if the withholding or sale is required by the applicable plan or award agreement or a Company policy.

1.1.1.Avoid Speculation. Investing in the Company’s common stock or other securities provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the

Exhibit 19.1
Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the employee or director in conflict with the best interests of the Company and its stockholders. Although this policy does not mean that employees or directors may never sell shares, the Company encourages employees and directors to avoid frequent trading in Company stock. Speculating in Company stock is not part of the Company culture.

1.1.1.Trading in Other Securities. No employee or director should place a purchase or sale order (including investment through a retirement account), make a gift or recommend that another person place a purchase or sale order, in the securities of another corporation, if the employee or director learns in the course of his or her employment confidential information about the other corporation that is likely to affect the value of those securities. For example, it would be a violation of the securities laws if an employee or director learned through Company sources that the Company intended to purchase assets from a company, and then placed an order to buy or sell stock in that other company because of the likely increase or decrease in the value of its securities.

1.1.1.Restrictions on the Window Group. The Window Group consists of (i) directors and executive officers (designated under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the Company and their executive assistants and household members, (ii) all members of the Company’s financial reporting, investor relations, legal, tax and internal audit functions and all executive assistants related to such staff, and (iii) such other persons as may be designated from time to time and informed of such status by the Company’s Compliance Officer. The Window Group is subject to the following restrictions on trading in Company securities in addition to those set forth above:
1.1.1.1.trading windows will generally commence after the completion of one full day of trading following the Company’s public release of the information following an earnings release with respect to the preceding fiscal period until the 14th calendar day of the last month of the then current fiscal quarter (the “trading window”), subject to the restrictions below; however, a formal notification to the Window Group will be made by the Compliance Officer, or other individuals designated by the Compliance Officer with respect to the opening and closing of a trading window. The Window Group should not expect that the window will open on any particular date or remain open for any minimum period of time;
1.1.1.2.all trades are subject to prior notification and approval by the Company’s Compliance Officer, unless the trades are effected under a 10b5-1 Plan (as defined below) that receives prior written approval. If a Window Group person determines to engage in a trade involving Company securities, the Covered Person will notify the Compliance Officer in writing (e.g., an email) of the amount and nature of the proposed trade. The Window Group person will not engage in the proposed trade involving the relevant securities (a) unless and until the Compliance Officer provides his

Exhibit 19.1
or her approval in writing or (b) if more than two (2) full business days have passed after such approval is granted. With respect to proposed trades by the Compliance Officer, the foregoing functions of the Compliance Officer will be undertaken by the Chief Financial Officer or their designee;
1.1.1.1.clearance for all trades, donations, gifts or other transactions in Company securities must be obtained from the Company’s Compliance Officer;
1.1.1.2.no trading is permitted outside the trading window except for reasons of exceptional personal hardship and subject to prior approval by the Company’s Chief Executive Officer and Compliance Officer; provided that, if one of these individuals wishes to trade outside the trading window, it shall be subject to prior approval by the other; and
1.1.1.3.individuals in the Window Group are also subject to the general restrictions on all employees.

For example, if the Company publicly discloses material nonpublic information of which you are aware before trading begins on a Monday, the first time you can buy or sell Company securities is the opening of the market on Tuesday. However, if the Company publicly discloses material information after trading begins on a Tuesday, the first time that you can buy or sell Company securities is the opening of the market on Thursday.
Note that at times the Company’s Compliance Officer may determine that no trades may occur even during the trading window when clearance is requested. This may occur as a result of a pending business transaction, a cyber-breach, or any material development that has not yet been publicly disclosed. No reasons may be provided and the closing of the trading window may itself constitute material inside information that should not be communicated.
The Compliance Officer may designate, from time to time, a “Special Closed Window” during what would be a permitted trading window. During a Special Closed Window, designated directors and employees may not trade in the Company’s securities. The Compliance Officer may also impose a Special Closed Window to prohibit trading in the securities of other companies, including specified peers or competitors of the Company. The imposition of a Special Closed Window will not be announced to the Company generally, should not be communicated to any other person, and may itself be considered under this Insider Trading Policy to be material nonpublic information about the Company.

The foregoing Window Group restrictions do not apply to transactions pursuant to pre-approved written plans for trading securities that comply with Rule 10b5-1 under the Exchange Act (“10b5-1 Plans”). However, Window Group members may not enter into, amend or terminate a 10b5-1 Plan relating to Company securities without the prior approval of the Company’s Compliance Officer, which will only be given during a Window period and only if the Window Group member does not have knowledge of material nonpublic information. The Company has adopted a separate Rule 10b5-1 Trading Plan Policy that sets forth the requirements for putting in place a Rule 10b5-1 Plan with respect to Company securities.

1.1.Other Limitations on Securities Transactions

1.1.1.Restrictions on Resales – Rule 144. The U.S. Securities Act (the “Securities Act”) requires every person who offers or sells a security to register such transaction with the SEC unless an exemption from registration is available. Rule 144 under the Securities Act is the exemption typically relied upon for (i) public resales by any person of “restricted securities” (i.e., unregistered securities acquired in a private offering or sale) and (ii) public resales by directors, officers

Exhibit 19.1
and other control persons of a company (known as “affiliates”) of any of the Company’s securities, whether restricted or unrestricted.

The exemption in Rule 144 may only be relied upon if certain conditions are met. These conditions vary based upon whether the Company has been subject to the SEC’s reporting requirements for 90 days (and is therefore a “reporting company” for purposes of the rule) and whether the person seeking to sell the securities is an affiliate or not. Application of the rule is complex and Company employees and directors should not make a sale of Company securities in reliance on Rule 144 without obtaining the approval of the Compliance Officer, who may require the employee or director to obtain an outside legal opinion satisfactory to the Compliance Officer concluding that the proposed sale qualifies for the Rule 144 exemption. In addition, any resale of restricted securities should receive advance pre-approval in writing by the Compliance Officer.

1.1.1.Restrictions on Purchases of Company Securities. In order to prevent market manipulation, the SEC adopted Regulation M under the Exchange Act. Regulation M generally restricts the Company or any of its affiliated purchasers from buying Company stock, including as part of a share buyback program, in the open market during certain periods while a distribution, such as a public offering, is taking place. Under Regulation M, an affiliated purchaser includes anyone acting in concert with the Company or a selling securityholder in connection with the purchase of Company stock. You should consult with the Company’s Compliance Officer if you desire to make purchases of Company stock during any period in which the Company is conducting an offering. Similar considerations may apply during period when the Company is conducting or has announced a tender offer.

1.1.1.Disgorgement of Profits on Short-Swing Transactions – Section 16(b). Section 16 of the Exchange Act applies to directors and officers of the Company and to any person beneficially owning more than ten percent (10%) of any registered class of the Company’s equity securities. The section is intended to deter such persons (collectively referred to below as “insiders”) from misusing confidential information about their companies for personal trading gain. Section 16(a) requires insiders to publicly disclose any changes in their beneficial ownership of the Company’s equity securities (see “Filing Requirements”, below). Section 16(b) requires insiders to disgorge to the Company any “profit” resulting from “short-swing” trades, as discussed more fully below. Section 16(c) effectively prohibits insiders from engaging in short sales (see “Prohibition of Short Sales”, below).

Under Section 16(b), any profit realized by an insider on a “short-swing” transaction (i.e., a purchase and sale, or sale and purchase, of the Company’s equity securities within a period of less than six months) must be disgorged to the Company upon demand by the Company or a stockholder acting on its behalf. By law, the Company cannot waive or release any claim it may have under Section 16(b), or enter into an enforceable agreement to provide indemnification for amounts recovered under the section.
Liability under Section 16(b) is imposed in a mechanical fashion without regard to whether the insider intended to violate the section. Good faith, therefore, is generally not a defense. All that is necessary for a successful claim is to show that the insider realized “profits” on a short-swing transaction; however, profit, for this purpose, is calculated as the difference between the sale price and

Exhibit 19.1
the purchase price in the matching transactions, and may be unrelated to the actual gain on the shares sold. When computing recoverable profits on multiple purchases and sales within a six-month period, the courts maximize the recovery by matching the lowest purchase price with the highest sale price, the next lowest purchase price with the next highest sale price, and so on. The use of this method makes it possible for an insider to sustain a net loss on a series of transactions while having recoverable profits.

The terms “purchase” and “sale” are construed under Section 16(b) to cover a broad range of transactions, including acquisitions and dispositions in tender offers, certain corporate reorganizations and transactions in convertible or derivative securities (such as stock options and stock appreciation rights). Moreover, purchases and sales by an insider may be matched with transactions by any person (such as certain family members or a family trust) whose securities are deemed to be beneficially owned by the insider.

The Section 16 rules are complicated and present ample opportunity for inadvertent error. To avoid unnecessary costs and potential embarrassment for insiders and the Company, officers and directors are strongly urged to consult with the Company’s Compliance Officer, prior to engaging in any transaction or other transfer of Company equity securities regarding the potential applicability of Section 16(b).

1.1.1.Prohibition of Short Sales. Under Section 16(c), insiders are prohibited from effecting “short sales” of the Company’s equity securities. A “short sale” is one involving securities which the seller does not own at the time of sale, or, if owned, are not delivered within 20 days after the sale or deposited in the mail or other usual channels of transportation within five days after the sale. Wholly apart from Section 16(c), the Company prohibits directors and employees from selling the Company’s stock short. This type of activity is inherently speculative in nature and is contrary to the best interests of the Company and its stockholders.

1.1.Filing Requirements.
1.1.1.Form 3, 4 and 5. Under Section 16(a) of the Exchange Act, insiders must file with the SEC public reports disclosing their holdings of and transactions involving, the Company’s equity securities. An initial report on Form 3 must be filed by every insider after election or appointment disclosing all equity securities of the Company beneficially owned by the reporting person on the date he or she became an insider. Even if no securities were owned on that date, the insider must file a report. Any subsequent change in the nature or amount of beneficial ownership by the insider, including donations and gifts, must be reported on Form 4 and filed by the end of the second business day following the date of the transaction. The fact that an insider’s transactions during the month resulted in no net change, or the fact that no securities were owned after the transactions were completed, does not provide a basis for failing to report.
All changes in the amount or the form (i.e., direct or indirect) of beneficial ownership (not just purchases and sales) must be reported. Thus, such transactions as gifts ordinarily are reportable.
Moreover, an officer or director who has ceased to be an officer or director must report any transactions after termination which occurred within six months of a transaction that occurred while the person was an insider. Form 4 also must reflect the insider’s holdings immediately after the reported transaction, so it is important to maintain an accurate account of the insider’s holdings over time.

Exhibit 19.1

The reports under Section 16(a) are intended to cover all securities beneficially owned either directly by the insider or indirectly through others. An insider is considered the direct owner of all Company equity securities held in his or her own name or held jointly with others. An insider is considered the indirect owner of any securities from which he or she obtains benefits substantially equivalent to those of ownership. Thus, equity securities of the Company beneficially owned through partnerships, corporations, trusts, estates and by family members generally are subject to reporting. Absent countervailing facts, an insider is presumed to be the beneficial owner of securities held by his or her spouse and other family members sharing the same household. But an insider is free to disclaim beneficial ownership of these or any other securities being reported if the insider believes there is a reasonable basis for doing so. It is important that reports under Section 16(a) be prepared properly and filed on a timely basis. The reports must be received at the SEC by the filing deadline. There is no provision for an extension of the filing deadlines, and the SEC can take enforcement action against insiders who do not comply fully with the filing requirements. In addition, the Company is required to disclose in its annual proxy statement the names of insiders who failed to file Section 16(a) reports properly during the fiscal year, along with the particulars of such instances of noncompliance. Accordingly, all directors and officers must notify the Company’s Compliance Officer, prior to any transactions or changes in their or their family members’ beneficial ownership involving Company stock and are strongly encouraged to avail themselves of the assistance available from the Compliance Officer’s office in satisfying the reporting requirements.

1.1.1.Schedule 13D and 13G. Section 13(d) of the Exchange Act requires the filing of a statement on Schedule 13D (or on Schedule 13G, in certain limited circumstances) by any person or group that acquires beneficial ownership of more than five percent of a class of equity securities registered under the Exchange Act. The threshold for reporting is met if the stock owned, when coupled with the amount of stock subject to options exercisable within 60 days, exceeds the five percent limit. Amendments to 13Ds and 13Gs are also required to be made on a timely basis according to the applicable rules of the SEC.

1.1.1.Form 144. An affiliate seller relying on Rule 144 must file a notice of proposed sale with the SEC at the time the order to sell is placed with the broker unless not required under Rule 144. Please consult with the Company’s Compliance Officer on any such transaction before it is made.

1.1.Rule 10b5-1 Plans

Transactions made pursuant to a pre-approved Rule 10b5-1 Plan (as defined below) will not be subject to the Window Group restrictions or pre-clearance procedures. Rule 10b5-1 of the Exchange Act provides an affirmative defense from insider trading liability under the federal securities laws for trading plans, arrangements or instructions that meet specified requirements. A trading plan, arrangement or instruction that meets the requirements of the SEC’s Rule 10b5-1 (a “Rule 10b5-1 Plan”) enables Window Group members to trade in Company securities outside of our trading windows, even when in possession of material nonpublic information.
The Company has adopted a separate Rule 10b5-1 Trading Plan Policy that sets forth the requirements for adopting and obtaining the required pre-approval of a Rule 10b5-1 Plan with respect to Company securities.

1.1.Post-Termination Transactions

Exhibit 19.1

This Policy continues to apply to transactions in the Company’s securities even after termination of service. If a Window Group person is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Company securities until that information has become public or is no longer material. In addition, any Window Group person whose service with the Company terminates outside a trading window may not trade in Company securities until the opening of the next trading window.
1.1.Reporting of Violations

Any Window Group person who violates this Policy or any federal or state laws governing insider trading or tipping, or knows of any such violation by any other employee, officer or director, must report the violation immediately to the Compliance Officer. Upon learning of any such violation, the Compliance Officer, in consultation with the Company’s Chief Executive Officer and Chief Financial Officer and internal and/or external legal counsel, will determine which actions to take.
1.Authority

The Compliance Officer shall review and reassess the adequacy of this Policy annually and recommend any proposed changes to the Compensation Committee of the Board of Directors for its approval and recommendation to the full Board of Directors. The Compliance Officer may waive any provision of this Policy and such waiver shall be effective only if in writing. The authority to administer this policy lies with the Compliance Officer.

Rule 10b5-1 Trading Plan Policy

1.Purpose
This Rule 10b5-1 Trading Plan Policy should be read in conjunction with the Insider Trading Policy (the “Insider Trading Policy”) of Mirion Technologies, Inc. (collectively with its subsidiaries, the “Company”). Specifically, Section 4 of the Insider Trading Policy provides that transactions made pursuant to an approved trading plan that complies with Rule 10b5-1 will not be subject to the trading windows or pre- clearance procedures set forth in the Insider Trading Policy. Terms used in this Rule

Exhibit 19.1
10b5-1 Trading Plan Policy and not otherwise defined have the meanings set forth in the Insider Trading Policy.
1.Overview
Rule 10b5-1(c) under the Exchange Act provides an affirmative defense against allegations of insider trading. This affirmative defense is often referred to as a “safe harbor” from such allegations. The Rule 10b5 1(c) safe harbor is available to the Company’s employees, officers, and directors who make trades pursuant to a trading “plan” that meets the requirements of the rule. A plan that meets the requirements of the Rule 10b5-1(c) safe harbor is referred to herein as a “Trading Plan.” Trading Plans may be used for purchases, sales, gifts or other transfers of securities.
1.Scope
The Company allows its directors and employees (collectively, “Insiders”) to enter into Trading Plans, but only if those plans are pre-approved in writing by the General Counsel or his or her designee(s) (each, the “Compliance Officer”). The Compliance Officer is assigned the job of approving any Trading Plan as to its form. Most brokerage firms will provide a form Trading Plan that is used for all clients. If a Trading Plan is adopted, the Company discourages trading outside of the Plan and any such trades are subject to the Insider Trading Policy and the restrictions on Trading Plan amendments set forth below.

1.Policy
All Trading Plans (and any amendment to, modification of, or termination of a Trading Plan) must comply with Rule 10b5-1 and must meet the following minimum conditions:

1.1.Trading Plan Requirements.
1.1.1.Plan and Approval. Each Trading Plan proposed to be entered into by an Insider must be approved in writing by the Compliance Officer prior to its effectiveness. The Trading Plan must be in writing and signed by the Insider. The Trading Plan must include a written representation by the Insider that they are not aware of any material nonpublic information concerning the Company and that they are adopting the Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) and Rule 10b-5 of the Exchange Act. The Company will keep a copy of each Trading Plan in its files.
1.1.1.Timing and Term of Plan. Each Trading Plan used by an Insider must be adopted (a) when the trading window for the Insider is open under the Insider Trading Policy; and (b) when the Insider does not otherwise possess material nonpublic information about the Company. Except with the prior written approval of the Compliance Officer, each Trading Plan entered into by any Insider of the Company must be structured to remain in place for at least ninety (90) calendar days (excluding the “cooling off” period set forth below), unless a single trade plan.
1.1.2.Timing of Plan Amendment and Modification; Termination of Plans. Trading Plans should be carefully designed to minimize the need for amendments and should be adopted with the intent and expectation that they will remain in place for the stated term.
1.1.2.1.Trading Plans may be amended or modified only (a) when the trading window for the Insider is open under the Insider Trading Policy; (b) when the Insider does not possess material nonpublic information about the Company; and (c) with the written approval of the Compliance Officer. The cooling-off period for new plans applies to amendments of plans as well.

Exhibit 19.1
1.1.2.2.Trading Plans may be terminated only (a) when the trading window for the Insider is open under the Insider Trading Policy; (b) when the Insider does not possess material nonpublic information about the Company; and (c) with the written approval of the Compliance Officer.
1.1.2.3.Amendments to, and terminations of, Trading Plans should generally be limited to no more than once per 12-month period, absent special circumstances.
1.1.3.Delayed Effectiveness of Adoption or Amendment/Modification. Each Trading Plan used by an Insider must include a “cooling off” period prior to the first trade.
For executive officers (those officers of the Company who are required by Section 16 of the Exchange Act to file reports on their transactions in the Company’s securities) and members of the Company’s board of directors, the Trading Plan must provide that the first transaction executed pursuant to the Trading Plan may not occur until after the period beginning on the date the Trading Plan is effective and ending on the later of (i) the 90th day after adoption or amendment of the plan and (ii) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted, amended or modified. With respect to the period described in clause (ii), the required cooling off period need not exceed 120 days.
For Insiders who are not executive officers or directors, the Trading Plan must provide that the first transaction executed pursuant to the Trading Plan may not occur until thirty (30) days following the adoption, amendment or modification of the Trading Plan, as applicable.
1.1.1.Relationships with Plan Broker/Administrator; No Subsequent Influence. Each Trading Plan used by an Insider must provide that the Insider may not communicate any material nonpublic information about the Company to the broker or other third party administering the plan, or attempt to influence how the broker or such party executes (or exercises its discretion in executing) orders or other transactions under the Trading Plan in any way.

1.1.1.Plan Specifications; Discretion Regarding Transactions Under the Plan. The Trading Plan must authorize the broker or other third party administering the plan to effect the transactions called for by the plan without any control or influence by you. The Trading Plan must specify the material parameters for the transactions to be effected under the plan. For example, for a plan that will provide for the purchase or sale of stock, the plan must specify the amount of stock to be purchased or sold during specified time periods and the price at which such stock is to be purchased or sold, or the plan may specify or set an objective formula (e.g., stock price thresholds) for determining the price and amount of stock to be purchased or sold during specified time periods. The Compliance Officer may require that the specified time periods contained in your Trading Plan during which sales could occur shall not coincide with the specified time periods in similar Trading Plans adopted by other insiders (e.g., to avoid a particular part of a quarter when earnings will be released), or make other arrangements (such as sale volume limitations) to avoid a large number of sales occurring simultaneously or to comply with any required company policy regarding stock ownership.
1.1.2.Only One Plan in Effect at Any Time. Unless otherwise approved by the Compliance Officer in situations where having multiple plans in place at one time is permissible under the provisions of Rule 10b5-1, an Insider may have only one Trading Plan in effect at any time. However, an Insider may adopt a

Exhibit 19.1
new Trading Plan to replace an existing Trading Plan before the scheduled termination date of such existing Trading Plan so long as the new Trading Plan does not become effective prior to the completion of expiration of transactions under the existing Trading Plan, in all cases consistent with Rule 10b5-1, and the new Trading Plan must comply with the cooling off period and other requirements of this Policy.
1.1.3.Limitations on Single Trade Plans. During any 12-month period, absent special circumstances, an Insider may only enter into one Trading Plan that is designed to effect the purchase or sale or other transfer of the total amount of the Company’s securities covered by the Trading Plan in a single transaction.
1.1.4.Suspensions. Each Trading Plan used by an Insider must provide for suspension of transactions by the Company under such plan if legal, regulatory or contractual restrictions are imposed on the Insider, or other events occur, that would prohibit transactions under such plan. In addition, all Plans must include automatic suspension of trading during each week the Company announces its earnings.
1.1.5.Settlement and Volume Limitations. In designing the Trading Plan, Insiders should avoid front-loading trades and avoid settling trade dates occur in close proximity to earnings releases or other expected significant corporate developments. In addition, Trading Plans should include daily volume limitations which must be approved by the Compliance Officer.
1.1.6.Compliance with Rule 144. Each Trading Plan used by an Insider must provide for specific procedures to comply with Rule 144 under the Securities Act of 1933, as amended, including the filing of Form 144.
1.1.7.Broker Obligation to Provide Notice of Trades. For executive officers and members of the board of directors of the Company, each Trading Plan must provide that the broker will provide notice of any transactions under the Trading Plan to the Insider and the Company no later than the close of business on the day of the transaction.
1.1.8.Insider Obligation to Make Exchange Act Filings. Each Trading Plan must contain an explicit acknowledgement by such Insider that all filings required by the Exchange Act, as a result of or in connection with transactions under such plan, are the sole obligation of such Insider and not the Company.

1.1.1.Required Disclosure. All Insiders subject to Section 16 and Form 144 filing requirements must coordinate such filings with the Compliance Officer. Insiders must footnote all trades disclosed on Form 144 and comply with any checkbox requirement on Form 4 to indicate that the trades were made pursuant to a Trading Plan.
2.Authority
The authority to administer this policy lies with the Compliance Officer.